May 22, 2017

Maryse Mills-Apenteng

Special Counsel, Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Team 360 Sports, Inc.

Registration Statement on Form S-1

File No. 333-216783

Filed March 17, 2017

Dear Ms. Mills-Apenteng:

This correspondence is in response to your comment letter dated April 12, 2017 in reference to our filing of our Form S-1 filed March 17, 2017 on the behalf of Team 360 Sports, Inc. File No. 333-216783.

Please accept the following responses and note that Registrant filed amended Form S-1/A on May 22, 2017.

Comment 1

General

1. In light of your limited operating history, nominal revenues and nominal assets, please advise us whether you are a shell company as defined under Rule 405 of Regulation C and, if so, provide appropriate disclosures.

Answer: The Registrant has reviewed its status in light of the Commission’s definition of a shell company. Under Rule 405 of Regulation C, sections 230.405 and 230.165 respectively states that a shell company is one solely formed for the purpose of changing the corporate domicile of that entity solely within the United States (ie; merger), or with a purpose of completing a business combination transaction, has no or nominal operations; and either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets, inter alia. The Registrant had sales in 2016 of $14,250 and the total asset value on its balance sheet of $6,016. The Registrant has agreements, contracts and obligations that it meets and is operating its business operations in earnest. It asserts that it is not a shell company under Rule 405 of Regulation C.

Comment 2

2. Please revise to specify the currency used in your registration statement.

Answer: We have added a statement with an asterisk at the beginning of each of the financial sections within our Form S-1 to disclose that the currency used are in US dollars.

1

Comment 3

Prospectus Summary

3. Please revise your prospectus summary and include a risk factor to state that your auditors have issued a going concern opinion on your audited financial statements.

Answer: The Registrant has added the following under Note 3: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had minimal revenue and has accumulated a deficit of $49,493 as of December 31, 2016. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties. Further, the Registration has included a risk factor on page 18. “As is the case with many firms that achieve success by implementing a unique model into a sizeable market, there is a risk that our success may not scale at the level of our projections which may pose a risk for our investors. Our auditors have issued a going concern opinion on the audited financial statements in Note 3.

Comment 4

Business, page 7

4. Please clarify whether your Team 360Apps, Team360 Funding, or Team 360 Clubs applications or software are operational or if they are still under development. To the extent that any functionality described in your business section is prospective in nature and not yet available to paying subscribers, please clarify as appropriate. To the extent that your platforms are operational, please provide metrics that describe the size of your user and/or subscriber base.

Answer: The Registrant has added the following language to page 8 of its amended Form S-1/A to describe the current state of its software.

“The primary app for Team 360 Sports Inc. is Team 360 apps.com It is operational but is still in beta testing with a few users. Final testing is now in progress and the program is expected to be released in 90 days.”

With respect to current status of our Team 360 Funding software, we have added the following disclosure: “This software is in development and is not operational at this time.”

With respect to Team 360 Clubs on page 9, we have added the following disclosure: “This software is in development and is not operational at this time.”

2

Comment 5

5. On pages 7, 10 and 14, you reference that your management were involved in past sports administrative services, were founders of a company that was sold in 2016, and operated as a Software-as-a-Service company. We are unable to find these ventures in your management biographies on page 36. Please revise to provide more details of these past ventures and experiences, as required by Item 401(e) of Regulation S-K.

Answer: The Registrant has amended its biographical information for Sandor Miklos to include greater detail outlining his experience in the industry which he operates. A reference to that biography is now included on pages 7, 10, 13 and 34.

Comment 6

6. Please provide support for the unsubstantiated statistics you cite throughout this section regarding the size of your target market.

Answer: The Registrant states that the statistics used are drawn from a report by the North American Association of Sports Economists, IASE/NAASE Working Paper Series, No 08-11. This report is now added as a resource at footnote 1 to our amended Form S-1/A.

Comment 7

7. You state on page 11 that you plan to acquire seven percent of the U.S market share in five years. You further state that you plan to develop the market through “social media, email, pay per click marketing and…industry trade shows.” Please provide more specific details regarding how you will be able to achieve the goal of a seven percent market share in five years and discuss anticipated obstacles to, and uncertainties associated with, achieving your goal.

Answer: The Registrant has amended its Form S-1/A to reflect that it no longer asserts that it plans to achieve a seven percent market share in the United States. The Registrant notes within its risk factors section that while it maintains a very low burn rate, it will be required to raise additional funding. The Registrant plans on growing its business by obtaining additional financing through issuing additional shares of its stock or by issuing notes or a combination thereof. There are no assurances the Registrant will be successful in its financing endeavors and a large part of its commercial success and viability depends on these efforts.

Comment 8

8. We note the references to several websites in this section. Please consider removing the website URLs from the filing. Refer to footnote 41 in the Securities Act Release No. 337856 for guidance.

Answer: The Registrant has removed the website URLs on its amended Form S-1/A. They contained no information that related to the Registrant, but were used as a resource to describe our competitors.

3

Comment 9

Terms of the Offering and Termination of the Offering, page 15

9. You state that the shares “may be sold at prevailing market or privately negotiated prices.” Please revise to state that the shares will be sold at the fixed price of $0.25 per share that you have set.

Answer: The Registrant has removed the line “may be sold at prevailing market or privately negotiated prices’ additionally, language describing the eventual market has been removed from the amended Form S-1/A, however the same language has been kept to describe what happens once market trading commences. Furthermore, a risk factor has been added to note that a public trading market for our shares may not develop.

Comment 10

Summary Financial Information

Jumpstart Our Business Startups Act, page 18

10. Your disclosure here regarding opting out of the extended transition period for new or revised accounting standards appears to contradict your disclosures in Election to Opt Out of Transition Period on page 19 and in Critical Accounting Policies on page 34. Please revise or advise.

Answer: The Registrant acknowledges the contradiction and has amended its Form S-1/A to reflect that it has made the election to take advantage of the benefits of the extended transition period on page 34.

Comment 11

Risk Factors

Our existing and anticipated working capital needs, the acceleration or modification…,page 19

11. Please revise this risk factor to clarify that you will not receive any proceeds from this resale offering. Further, please add a risk factor that addresses your severe liquidity needs and lack of capital. We further note on pages 19 and 20 that you have risk factors that discuss your belief that you will generate strong sales and have a period of rapid growth. In light of your limited history of operations, lack of capital, and nominal revenue, please revise the last risk factor on page 19 and the fourth risk factor on page 20 to address these concerns.

Answer: The Registrant has added a risk factor stating that “No part of the proceeds of this offering will go to assist with our operational costs. It will be necessary to raise funds by stock or debt/note offering or other method of financing, if available. Supporting the increased costs of infrastructure as well as expanding business development to attract new contracts may significantly increase our costs of operations. Furthermore, our existing and anticipated working capital needs, the acceleration or modification or our expansion plans, or increased expenses or other events will all affect our ability to continue as a going concern.”

4

Comment 12

We will incur ongoing costs and expenses for SEC reporting and compliance, page 20

12. Please advise us whether you will file a registration statement to register your common stock under the Securities Exchange Act of 1934 on Form 8-A prior to, or concurrently with, your Form S-1 initial public offering. If not, please add a risk factor that addresses the differences between registrants that voluntarily register a class of securities under Section 12(g) of the Exchange Act and those that are registered under Section 15(d) of the Exchange Act. For example, if you do not file a Form 8-K, as a Section 15(d) registrant, you may not be subject to the ongoing periodic reporting, beneficial ownership reporting, proxy disclosure, and short swing profits reporting obligations under Sections 13(a), 13(d), 14, and 16 of the Exchange Act.

Answer: The Registrant intends to file a registration statement under the Securities Exchange Act of 1934 on Form 8-A and has made the amendment within the S-1/A.

Comment 13

The Company may issue more shares in connection with future mergers…,page 28

13. This risk factor discusses the risk of dilution should you enter into a future business combination. Please clarify whether you have any agreements or agreements in principle for a business combination or reverse merger transaction subsequent to the effectiveness of your registration statement, or whether your business plan includes selling your corporate shell if you are unable to continue your operations due to liquidity concerns.

Answer: The Registrant states that there are no agreements, business combination or reverse merger contemplated and it has no plans to sell the Company’s corporate shell if it is unsuccessful in achieving its objectives. Furthermore, the Registrant is providing a signed affidavit that it will not undertake any effort to sell its corporate shell for at least 5 years from the period it becomes a publicly traded company on the initial Over-the-Counter Bulletin Board quotation service venue.

Comment 14

Cautionary Note Regarding Forward-Looking Statements, page 29

14. Please revise to remove your disclosure concerning the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Refer to Section 27A(b)(1)(C) of the Securities Act regarding penny stock issuers.

Answer: The Registrant has revised and removed its disclosure concerning the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Comment 15

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

15. Your disclosure indicates you sold the original software in April 2016. Tell us how this transaction was accounted for.

Answer: The Registrant notes that the entry made in our Form S-1 was in error. The software referred to was sold by a different company which had some common ownership but does not apply to the Registrant. The Registrant has removed all references to this error in its Form S-1/A.

5

Comment 16

Results of Operations, page 32

16. Please revise to discuss in greater detail how you generated $14,250 in revenue in 2016. Describe the four transactions from two customers and describe the nature of the products and/or services sold to generate this revenue.

Answer: The Registrant states that the revenues for 2016 total $14,250, however represented by three transactions and not four. The first transaction was invoiced on November 5, 2016 for $10,000. This transaction was an upfront, non-refundable payment for the non-exclusive licensing rights to our software. The second transaction was also dated on November 5, 2016 for $3,000. This transaction represented an upfront, non-refundable training fee and was a non-exclusive licensing agreement. Our licensing contract specifies that five percent royalties on sales are to be paid to Team 360 Sports Inc. but no sales have yet been achieved thus far and there can be no assurances there will be any revenue to produce royalties. The third transaction was invoiced on September 1, 2016. Our client was invoiced for $1,250 for a “white label” administration scheduler. The Registrant provided white label software to manage sports league administration functions and is based upon an annual fee subscription agreement, which may or may not be renewed.

Comment 17

Liquidity, page 32

17. Please revise to quantify the amount of funds that are necessary for you to implement your business plans for the next 12 months. Also, please clarify your current cash balance and how long you will be able to operate and maintain your periodic reporting obligations if you do not raise additional capital.

Answer: The Registrant has revised its liquidity section to reflect as follows: “..to operate and complete its stated business plans, it will need to raise new funds in order to increase revenues. The Company currently has a very low burn rate as employees are paid in shares and there is no office expense, however, the funds it currently has is insufficient for the Company to make substantial inroads with competition. With the Company believes it can raise funds to support operations, there are no assurances that it will be successful in doing so. The Company anticipates the need to raise an estimated $30,000 to fund its operations for the next 12 months, including the additional cost of fundraising…”

Comment 18

18. Similarly, please revise to provide a plan of operation or business plan that specifies the steps necessary to implement such plan and the costs for each step to bring your product to market or generate significant amounts of revenue.

6

Answer: The Registrant has added the following statement within its revised Form S-1/A. “The business plan for the Company involved completing the beta testing of the Team 360 Apps which will not involve out of pocket expenditures, since it is being developed largely in-house. Upon completion of the beta testing, the Company will purchase ads to market the Team 360 Apps product. If the Company is no successful raising funds for a larger marketing budget, it will start with a minimal cost effective campaign.”

Comment 19

Management, page 35

19. Please clarify whether your management has any current employment, business ventures or directorships outside of Team 360. If so, disclose the approximate amount of time each member of management will devote to the operations and management of Team 360. In this regard, we note on page F-10 that your CEO has a 25% interest in a technology and software development company.

Answer: The Registrant discloses that its management team will devote between 10 to 20 hours per week or more if needed to management and operations of Team 360. It also discloses that both our CEO and CTO are employed by Casavue LLC. Casavue LLC is a technology and software development company based in Canada. Our CEO or CTO are not involved in any other company in any capacity with the exception of Casavue LLC.

Comment 20

Executive Compensation, page 39

20. Please revise this section or your Certain Relationships and Related Transaction section to describe the material terms of your Executive Management Agreement with Mr. Miklos and your Executive Consulting Agreement with Mr. Smith briefly mentioned on pages F-9 and F-10. Please refer to Items 402(o) and 404(a) of Regulation S-K. Also, please file these agreements as exhibits pursuant to Item 601(b)(1) of Regulation S-K.

Answer: The Registrant has added specific terms and language of its agreements with Mr. Miklos and Mr. Smith within the Certain Relationships and Related Transaction section to disclose the terms. Additionally, the Registrant has filed both agreements as exhibit 10.1 and exhibit 10.2, respectively.

Comment 21

21. Please revise to provide a summary compensation table for your named executive officer Mr. Miklos. Please refer to Item 402(o) and (r) of Regulation S-K.

Answer: The Registrant has added a summary compensation table. Additionally, in 2015 a payment of $45,000 was made for website development. This payment was made to Simon Smith who works directly with an outside developer using technology that was developed in-house with software developers in Vietnam.

7

Comment 22

Certain Relationships and Related Transactions, page 41

22. Please revise to indentify the technology and software development provider that is affiliated with your CEO as described on page F-10 and to describe any material agreements that you have with this company pursuant to Item 404(a) of Regulation S-K. Also, please file any related material agreements pursuant to Item 601(b)(10) or Regulation S-K.

Answer: The Registrant discloses in its amended Form S-1/A the technology and software development provider affiliated with our CEO is Casavue LLC. We have no material agreements between Team 360 and Casavue LLC. We have disclosed that our CEO and CTO both maintain an interest in Casavue LLC and assume like positions there. We have further disclosed that within comment number 19, while maintaining like positions, our CEO and CTO will devote between 10 to 20 hours per week or more if needed at Team 360.

Comment 22

Plan of Distribution, page 44

23. Please revise this section to clarify that the shares publicly sold through this offering will be at a fixed price until the shares of common stock are listed on an exchange or quoted on the OTC Bulletin Board.

Answer: The Registrant has amended on its Form S-1/A to reflect that the actions of the selling stockholders will be sold at a fixed price until the shares of common stock are listed on an exchange or quoted on the OTC Bulletin Board.

Comment 24

Statement of Operations, page F-4

24. Tell us what cost of revenue consists of any why it is not presented as a separate line item.

Answer: The Registrant does not have any cost of revenue.

Comment 25

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

25. Please disclose your policy of capitalizing software and website development costs.

Answer: The Registrant had amended its filing to the following:  Under ASC 350-50 and ASC 350-40, Website Development and Internal Use Software, costs and expenses incurred during the planning and operating stages of the Company development are expensed as incurred. Costs incurred in the application and infrastructure development stages are capitalized by the Company and amortized to expense over the estimated useful life or period of benefit.

8

Comment 26

Note 3- Going Concern, page F-9

26. To the extent the use of going concern financial statements is appropriate; revise your disclosure to provide management’s plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. In addition, if the substantial doubt is not alleviated by management’s plans, include a statement in the footnote indicating that there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Refer to ASC 205-40-50-12 and 50-13.

Answer: The Registrant has made the following disclosure to provide its plans intended to mitigate conditions and/or events that may arise following its ability to continue as a going concern. “The Company has discussed ways in order to mitigate conditions or events that may raise substantial doubt about its ability to continue as a going concern, there are assurances that any of these measures will successfully mitigate or be effective at all. (1) The Company shall pursue financing plans to raise funds to judiciously spend towards operational expenses, (2) The Company shall continue to employ low cost measures to operate its business and analyze any unnecessary cost or expense, (3) The Company will seek to avoid unnecessary expenditures, travel, and lodging costs that are not mission critical to its business, (4) The Company shall seek to continuously maximize its assets and business licensing strategies to increase revenue as well as to gain new customers.

Comment 27

Note 4- Stockholders’ Equity, page F-9

27. Tell us how you measured the fair value of the shares issued for services and recorded compensation expenses pursuant to ASC 505 or ASC 718. The same concerns apply to the shares issued to your related parties as disclosed in Note 5. In addition, revise your disclosures in Significant Accounting Policies on page 32 and Use of Estimates on page F-7 to discuss the methodology and assumptions used in estimating the fair value of the issued shares, to the extent material.

Answer: The Registrant notes that shares were valued and recorded in accordance to all applicable standards. The difficulty in valuing relates to the fact quoted market prices do not exist, as the Company is not traded. In accordance with informal SEC guidance, such as the Todd Hardiman 2004 speech at the AICPA National Conference on Current SEC and PCAOB Developments, the Registrant utilized in the guidance in the AICPA Guide to Privately Held Entity’s Securities Issued for Compensation. As noted in this guide, if trading prices are not available “1.12 Securities of privately held enterprises, by definition, are not traded in public markets; therefore, quoted prices are generally not available. However, privately held enterprises may sometimes engage in arm’s length cash transactions with unrelated parties for issuances of their equity securities, and under certain conditions, the cash exchanged in such a transaction is an observable input.”

The Registrant notes that arm’s length transactions occurred in late 2013 for $1 per share with over 30 third party investors. The equity being sold in those transactions was the same as being valued. Further, the transactions were between willing parties. In addition, the Company evaluated the nature of the business at such time and compared to the nature of the business when the shares were issued for services noting the business was in the same development stage with no material differences. Therefore, the Registrant believes that in light of available information, such a valuation appeared to be the most appropriate to value the transactions.

9

Comment 28

Note 4- Stockholders’ Equity, page F-9

28. Please revise this section to describe all sales of unregistered securities during the past three fiscal years. We note that you disclose private placements related to the 1,273,612 shares offered for resale and 10,000 shares of common stock issued to Bexport Ventures, Ltd. in January 2017, but vaguely reference “[e]ach of the remaining other transactions.” It is unclear what other transactions you are referencing. Also, please disclose the timeframe in which the 1,273,612 shares offered for resale were acquired. Please refer to Item 701 of Regulation S-K for further guidance.

Answer: The Registrant has amended its Form S-1/A to state that the transactions entered into at the same time are only those shares issued by the Company to Mr. Miklos and to Mr. Discepola, a principal stockholder and former officer of the Registrant. The timeframe which the 1,273,612 shares offered for resale were acquired were from May 1, 2013 and October 1, 2013.

Comment 29

Signatures, page 50

29. Please clarify whether Mr. Miklos is also your principal accounting officer or controller. Refer to Instruction 1 to the Signatures on Form S-1.

Answer: The Registrant has amended its Form S-1/A to include that Mr. Miklos is our President, CEO and Principal Financial Officer.

Comment 30

Exhibits

28. Please revise to file your bylaws in a text-searchable format that is in compliance with Item 301 of Regulation S-T. Please refer to Section 2.1 of Volume II of the EDGAR Filer Manual for further guidance, which specifies the EDGAR system accepts only the ASCII, HTML, or XML for primary documents. An unofficial copy may accompany your primary document in the PDF format, but you may not exclusively file exhibits in this electronic format.

Answer: The Registrant has revised its bylaws in a text –searchable format to meet compliance within Item 301 of Regulation S-T.

10

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (405) 341-1001.

Sincerely,

GENERAL COUNSEL PC

/s/ Darian B. Andersen

Darian B. Andersen

cc:

Sandor Miklos, President, CEO, Principal Financial Officer

Team 360 Sports, Inc.

11